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MAGELLAN HEALTH SERVICES, INC AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
(Dollars in thousands)

	1996	1997	1998	1999	2000	Nine months ended 6/30/2001
EARNINGS:
Income (loss) from continuing operations before income taxes, minority interest, and extraordinary items	$(71,645)	$(56,163)	$(8,931)	$37,457	$17,698	$66,120
Less:
Equity in (earnings) / loss from unconsolidated subsidiaries	2,005	5,567	(12,795)	(20,442)	(9,792)	(33,236)

Income (loss) from continuing operations before income taxes, minority interest, extraordinary items and equity in (earnings) / loss of unconsolidated subsidiaries	(69,640)	(50,596)	(21,726)	17,015	7,906	32,884
Add:
Interest expense	58,548	55,482	87,290	104,156	106,711	79,663
Portion of rents representative of interest factor	1,797	2,586	7,859	10,765	11,349	7,760
Cash distributions from unconsolidated subsidiaries	—	—	11,441	21,970	14,324	35,399
				—	—	—

Total fixed charges	60,345	58,068	106,590	136,891	132,384	122,822

Total earnings	$(9,295)	$7,472	$84,864	$153,906	$140,290	$155,706

FIXED CHARGES AND PREFERENCE DIVIDENDS:
Interest expense	$58,548	$55,482	$87,290	$104,156	$106,711	$79,663
Portion of rents representative of interest factor	1,797	2,586	7,859	10,765	11,349	7,760
Capitalized interest	—	—	513	673	—	—
Less:
Fixed charges of certain unconsolidated subsidiaries				—	—	—

Total fixed charges before preference dividends	60,345	58,068	95,662	115,594	118,060	87,423

Preferred dividend requirement	—	—	—	—	3,802	3,747
Effective tax rate (1)	N/A	N/A	N/A	N/A	50.8%	50.5%

Preferred dividend factor on pre-tax basis	—	—	—	—	7,731	7,564

Combined fixed charges and preference dividends	$60,345	$58,068	$95,662	$115,594	$125,790	$94,987

Ratio of earnings (dollar amount of deficiency) to fixed charges	$(69,640)	$(50,596)	$(10,798)	1.3	1.1	1.6

(1)
Represents income from continuing operations before provision for income taxes divided by income from continuing operations, which adjusts dividends on preferred stock to a pre-tax basis.

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MAGELLAN HEALTH SERVICES, INC AND CONSOLIDATED SUBSIDIARIES COMBINED WITH UNCONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (Dollars in thousands)